# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Agassi Sports Entertainment Corp., CIK 0000930245
CUSIP: 379413107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1120 N. TOWN CENTER DR #160, LAS VEGAS, Nevada (NV), 89144
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001310469

## Reporting persons
- Boreta John Anthony: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 591,735; shared voting power 0; sole dispositive power 591,735; shared dispositive power 0; aggregate amount beneficially owned 591,735 (6% of the class)
  Comment: Percentage ownership is based on 9,785,056 shares of common stock of the Issuer outstanding as of August 13, 2025, as set forth on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
  
  Explanatory Note: Mr. John Boreta (the "Reporting Person") initially reported his beneficial ownership of the Common Stock, $0.001 par value, of Agassi Sports Entertainment Corp. (the "Issuer") on a Schedule 13D, filed on July 5, 2025 (the "Schedule 13D"), along with each of (i) Ronald S. Boreta, an individual; (ii) All-American Golf Center, Inc., a Nevada corporation ("AAGC"); and (iii) Boreta Enterprises, Ltd. a Nevada limited liability company ("Enterprises"). Pursuant to Rule 13d-1(h), the Reporting Person is no longer part of a group with Mr. Ronald S. Boreta, AAGC and/or Enterprises and no longer beneficially owns any of the securities held by AAGC or Enterprises and as such the Reporting Person is eligible to report his beneficial ownership on a Schedule 13G and is filing this Schedule 13G to disclose such ownership. Solely to the extent required, this Schedule 13G shall be deemed an amendment to the Schedule 13D.

## Item 1. Issuer
Name of issuer: Agassi Sports Entertainment Corp.
Address of issuer's principal executive offices: 1120 N. TOWN CENTER DR #160, LAS VEGAS, NEVADA, 89144.

## Item 2. Person Filing
Name of person filing: Agassi Sports Entertainment Corp.
Address of principal business office or, if none, residence: 1120 N. TOWN CENTER DR #160, LAS VEGAS, NEVADA, 89144.
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 591,735
Percent of class: 6.0%
Sole power to vote or to direct the vote: 591,735
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 591,735
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Boreta John Anthony: /s/ John Boreta, John Boreta (09/09/2025)